ISS AND GLASS LEWIS RECOMMEND TAHOE SHAREHOLDERS VOTE FOR THE PROPOSED
BUSINESS COMBINATION WITH LAKE SHORE GOLD CORP.

VANCOUVER, British Columbia – March 17, 2016 – Tahoe Resources Inc. (TSX: THO, NYSE: TAHO) is pleased to announce that Institutional Shareholder Services (“ISS”) and Glass Lewis & Co. (“Glass Lewis”), leading independent proxy advisory firms, have recommended that Tahoe Shareholders vote FOR the resolution to approve the plan of arrangement (the “Arrangement”) regarding Tahoe’s business combination with Lake Shore Gold Corp. The Arrangement is intended to create a leading Americas-based precious metals producer anchored by the high-grade Escobal mine in Guatemala and low-cost, expanding operations in Peru and Ontario.

ISS summarized its recommendation as follows: “The transaction appears to make strategic sense as it is expected to strengthen THO’s ability to generate strong free cash flow on a per share basis…[I]n light of the reasonable strategic rationale behind the transaction, a vote FOR this resolution is warranted.”

Glass Lewis said, “Lake Shore and Tahoe are Americas-based precious metals producers that generate positive free cash flow and high cash flow margins from their respective mines in the current commodity price environment. The merger parties anticipate that the proposed combination will result in the formation of an enlarged, low-cost gold and silver producer with significant exploration potential…and a strong balance sheet.”

In combination with the recommendations from ISS and Glass Lewis, Tahoe’s Board of Directors has recommended that Tahoe Shareholders vote FOR the Arrangement.

How to Vote
We remind shareholders that your vote is important regardless of how many Tahoe common shares you own. To ensure that your Tahoe common shares will be represented at the meeting of Tahoe Shareholders (the “Meeting”), whether or not you are personally able to attend, registered holders of Tahoe common shares are asked to return their proxy, properly completed and signed, prior to 5:00 p.m. (Toronto time) on March 29, 2016.

Registered Tahoe Shareholders electing to submit a proxy may do so by:

•	Internet: www.investorvote.com
•	Telephone: 1- 866- 732- 8683
•	Facsimile: 1-866-249- 7775 (within North America) or 416- 263-9524 (outside North America)
•	By mail or hand delivery to: 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1
•	In person at the Meeting

Meeting of Tahoe Shareholders
Shareholders are encouraged to review the notice of meeting of shareholders (the “Notice of Meeting”) and the management information circular (the “Circular”) of Tahoe dated March 1, 2016 which provides details of the Meeting to be held at McMillan LLP, 1500 – 1055 West Georgia Street, Vancouver, British Columbia, Canada on Thursday, March 31, 2016, at 9:00 a.m. (Vancouver time).

A copy of the Notice of Meeting, the Circular and related documents have been mailed to Tahoe’s Shareholders. Copies of the Notice of Meeting, the Circular and related documents can be obtained via Tahoe’s website (www.tahoeresources.com) or SEDAR (www.sedar.com).

Shareholder Questions
If you have any questions about the information contained in the Notice of Meeting or the Circular or require assistance with voting your shares, please contact Tahoe’s proxy solicitation agent, Laurel Hill Advisory Group, at the contact information set forth below.

Laurel Hill Advisory Group
by phone at 1-877-452-7184 (North American Toll Free) or
416-304-0211 (Collect Outside North America) or
by email at assistance@laurelhill.com

About Tahoe Resources Inc.
Tahoe’s strategy is to responsibly operate mines to world standards, to pay significant shareholder dividends and to develop high quality precious metals assets in the Americas. Tahoe is a member of the S&P/TSX Composite and TSX Global Mining indices and the Russell 3000 on the NYSE. The Company is listed on the TSX as THO and on the NYSE as TAHO.

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Forward-Looking Statements
This release contains “forward-looking information” within the meaning of applicable Canadian securities legislation, and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to as “forward-looking statements”), including statements related to the expected effect of the business combination with Lake Shore Gold Corp. For more information on such forward-looking statements, see the section entitled “Forward-Looking Statements” in the Circular. The Company does not undertake to update any forward-looking statements, except as, and to the extent required by, applicable securities laws.

For further information, please contact:
Tahoe Resources Inc.
Ira M. Gostin, Vice President Investor Relations
investors@tahoeresources.com
Tel: 775-448-5807